                      February 12, 2007

BY EDGAR AND FACSIMILE (202-772-9210)

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Elaine Wolff

  Re:
  Tailwind Financial Inc.
  Response to Comment Letter dated October 12, 2006
  Regarding Amendment No. 2 to Registration Statement on Form S-1
  Filed September 20, 2006
  File No. 333-135790

Ladies and Gentlemen:

        On behalf of Tailwind Financial Inc. ("Tailwind" or the "Company"), we are submitting this letter in response to the comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") as set forth in your letter dated October 12, 2006 (the "Comment Letter") to Mr. Andrew A. McKay, the Chief Executive Officer of the Company. The Comment Letter relates to the Company's Amendment No. 2 to Registration Statement on Form S-1, File No. 333-135790 (the "Registration Statement"), which was filed with the Commission on September 20, 2006. Filed herewith via EDGAR is Amendment No. 3 to the Registration Statement ("Amendment No. 3").

        The responses and supplementary information set forth below have been organized in the same manner in which the Staff's comments were organized and all page references in the Company's responses are to Amendment No. 3. A copy of this letter is being delivered under separate cover to Amanda McManus of the Staff.

General

Comment

1.
We have read your response to our prior comment number 1. Please revise your summary disclosure and your disclosure in the underwriting section to indicate that the underwriters' obligations are contingent upon placement of the warrants.

Response

  The Company has revised the summary and underwriting sections in response to the Staff's comment.

Comment

2.
We have reviewed the form of underwriting agreement filed as Exhibit 1.1. Refer to Section 11 which allows the underwriters to terminate the underwriting agreement in the event of a "change in economic or political condition if the effect of such...change on the financial markets of the United States would, in the Representative's judgment, make it impracticable or inadvisable to market the units." Please advise us bow you determined that this was a "firm commitment" underwriting, despite this provision. Please specifically address this language in light of our guidance in The First Boston Corporation no action letter (September 3, 1985).

Response

  The Company respectfully advises the Staff that Section 11 of the form of Underwriting Agreement filed has been revised in response to the Staff's comment. Specifically, subsection (a)(ii) was revised and subsection (a)(iii) was added, in each case to ensure that Section 11 is consistent with the Staff's guidance in The First Boston Corporation no action letter (September 3, 1985). A revised form of Underwriting Agreement has been filed with Amendment No. 3.

Proposed Business. page 54

Comment

3.
We note your new disclosure on page 65 that creditors seeking reimbursement from the trust may include your directors and officers in connection with their indemnification rights. Please expand your disclosure in the last paragraph on page 11 to explain that the guarantee provided by Messrs. McMillan and McKay and Fairway Asset Management Corp. does not include such claims to indemnification, which may in fact be brought by Messrs. McMillan and McKay.

Response

  The Company has revised the summary section in response to the Staff's comment.

Principal Stockholders. page 82

Comment

4.
Please revise to disclose the natural persons who control Jovian Capital Corporation.

Response

  Jovian Capital Corporation is a Canadian widely held, publicly traded, TSX Venture Exchange listed company. As such, while, based on publicly available information, Jovian Capital Management has one individual shareholder who is a natural person and who owns approximately 13.93% of the common shares of Jovian Capital Management there is not a natural person in control of Jovian Capital Management.

* * *

        Please direct any general questions or comments concerning this letter, and any requests for additional information, to the undersigned at (416) 601-2422. Thank you.

Sincerely,
/s/ ANDREW A. MCKAY
Andrew A. McKay
cc:
Amanda McManus
Gordon A. McMillan
Charles Protell
Floyd I. Wittlin
Kevin M. Barry
Laurie A. Cerveny
Mohan Thomas
Margaret C. McNee
Gregg Noel
Andrew Waud